PRESS RELEASE

Composition of the Board of Directors of Sanofi

Paris, France - March 5, 2013 - At its meeting held on March 5, 2013, the Board of Directors of Sanofi decided to propose the appointment of a new independent Director, Mrs. Fabienne Lecorvaisier, during the General Shareholders’ meeting of May 3, 2013.

As a result of this appointment, the new Board of Directors would be composed of 16 members, of whom four are women and ten are independent Directors.

The new Board of Directors would consist of the following members: Serge Weinberg - Chairman, Christopher A. Viehbacher - Chief Executive Officer, Laurent Attal, Uwe Bicker, Robert Castaigne, Thierry Desmarest, Lord Douro, Jean-René Fourtou, Claudie Haigneré, Igor Landau, Fabienne Lecorvaisier, Suet-Fern Lee, Christian Mulliez, Carole Piwnica, Klaus Pohle, Gérard Van Kemmel.

Biography of Mrs. Lecorvaisier

Fabienne Lecorvaisier is a graduate of Ecole Nationale des Ponts & Chaussées and started her career at Société Générale. She then held various positions at Barclays Bank and the Banque du Louvre. In 1993, she joined the Essilor Group as Development Director before being appointed Director Finance and Information Systems of Essilor America in 1996, then Chief Financial Officer of the Group in 2001 and Senior Vice-President Strategy and Acquisitions in 2007. In 2008, Fabienne Lecorvaisier has been appointed Vice-President, Finance and Administration of the Air Liquide Group, and member of the Group Executive Committee. She is a board member of Air Liquide USA, Air Liquide Japan and Air Liquide France Industries.

Mrs. Lecorvaisier received the Legion of Honor medal from the French National Order in 2010. She is a French citizen.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:
Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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